Exhibit 99.4

LUMI USER GUIDE - VIRTUAL MEETING - HYBRID PLEASE READ CAREFULLY To start This year, the meeting will take place virtually and in-person. 1 You will be able to participate online and in-person using your smartphone, tablet or computer. Both online and in-person, you will be able to ask the Board questions and submit your votes in real time. A live webcast of the meeting, will be provided for those joining virtually. You may also provide voting instructions before the meeting by completing the Form of Proxy or Voting Information Form that has been provided to you. Important Notice for Non-Registered Holders Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to participate at the meeting. If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management proxy circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest. To participate in person On arrival at the Meeting, all shareholders and appointees entitled to vote will be required to register. To vote, you can sign-in with your own personal device at the registration desk. If you do not wish to use your personal device, other means of voting can be provided. If you have already voted by proxy, you will still be able to vote at the Meeting, and your vote on the day of the Meeting will replace your vote by proxy. Registered Shareholders and Appointed Proxy Select “I have a login”. Guests Select “I am a guest” and fill in the form. To participate online Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported. Using your smartphone, tablet or computer, go to the following address: Meeting Access web.lumiagm.com/430936956 You will need the following information to login: Meeting ID Password 430-936-956 bmo2022 Registered Shareholders The 15-digit control number listed on your form of proxy. Appointed Proxy The 4-alpha character code provided by the transfer agent as your username. Caution Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization. Registered Shareholders Enter the control number listed on your form of proxy and the password above. Appointed Proxy Enter the control number or username provided by the transfer agent and the password above. To participate online Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported. Using your smartphone, tablet or computer, go to the following address: 1 References in this user guide to “in-person” participation are only applicable if the meeting proceeds with an in-person option. Please review the management proxy circular for important information regarding in-person participation. 1 References in this user guide to “in-person” participation are only applicable if the meeting proceeds with an in-person option. Please review the management proxy circular for important information regarding in-person participation.

Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast.To watch the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right-side once the meeting has started. Voting Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab. To vote, select one of the voting options. Your choice will be highlighted. A confirmation message will also appear to show your vote has been received. The number of resolutions for which you have voted, or not yet voted, is displayed at the top of the screen. You can change your votes until the end the voting period by simply selecting another choice. You will continue to hear the meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted. Questions To ask a question, select the messaging tab. Type your question within the box at the top of the screen and click the send arrow. Questions sent via the Lumi AGM online platform will be moderated before being sent to the Chair. www.lumiglobal.com